Exhibit 22.1

Subsidiary Guarantors

Subsidiary Guarantors for that certain Business Loan Agreement dated July 24, 2026 in the amount of $825,000 by and among Agile Capital Funding, LLC as collateral agent (in such capacity, together with its successors and assigns in such capacity, “Collateral Agent”), and Agile Lending, LLC, a Virginia limited liability company (“Lead Lender”), Change Agents Corporation and its subsidiaries, Avalon Healthcare System Inc., Avalon Laboratory Services, Inc., and Avalon Quantum AI LLC are:

1.	Avalon Healthcare System Inc.,

2.	Avalon Laboratory Services, Inc., and

3.	Avalon Quantum AI LLC guaranteed the Business Loan and the Secured Note